Exhibit 99.6

Consolidated Financial Statements and Report of Independent Certified Public Accountants
Lone Star NGL LLC
Year Ended December 31, 2012 and
Period from March 21, 2011 (Inception) to December 31, 2011

Lone Star NGL LLC
Consolidated Financial Statements
Year Ended December 31, 2012 and
Period from March 21, 2011 (Inception) to December 31, 2011

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Members
Lone Star NGL LLC

We have audited the accompanying consolidated financial statements of Lone Star NGL LLC (a Delaware limited liability company) and subsidiaries, which comprise the consolidated balance sheets as of December 31, 2012 and 2011, and the related consolidated statements of operations, changes in members' equity, and cash flows for the year ended December 31, 2012 and the period from March 21, 2011 (inception) to December 31, 2011, and the related notes to the financial statements.
Management's responsibility for the financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditor's responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lone Star NGL LLC and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for the year ended December 31, 2012 and the period from March 21, 2011 (inception) to December 31, 2011 in accordance with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Dallas, Texas
March 1, 2013

Lone Star NGL LLC
Consolidated Balance Sheets
(In thousands)

	December 31,
	2012	2011
Assets
Current assets:
Cash and cash equivalents	$60,192	$35,704
Accounts receivable, net of allowance of $0 and $503, respectively	63,460	41,711
Accounts receivable from related parties	92,358	374
Exchanges receivable	17,568	—
Materials and supplies	5,984	5,187
Inventories	46,566	10,639
Other current assets	792	2,093
Total current assets	286,920	95,708

Property, plant & equipment, net	2,623,059	1,577,575
Goodwill	432,026	432,026
Intangible assets, net	70,261	76,705
Other assets	51,103	24,613

Total assets	$3,463,369	$2,206,627

Liabilities and Members’ Equity
Current liabilities:
Accounts payable	$59,023	$37,686
Accounts payable to related parties	55,389	4,026
Accrued expenses and other current liabilities	146,001	67,386
Exchanges payable	9,814	534
Income taxes payable	1,722	926
Deferred income tax liabilities	—	4
Total current liabilities	271,949	110,562

Note payable to related party	12,102	—
Other non-current liabilities	18,550	341

Commitments and contingencies (Note 8)

Members’ equity	3,160,768	2,095,724
Total liabilities and members’ equity	$3,463,369	$2,206,627

See accompanying notes.

Lone Star NGL LLC
Consolidated Statements of Operations
(In thousands)

	Year Ended December 31, 2012	Period from March 21, 2011 (Inception) to December 31, 2011
Revenues	$638,492	$397,001

Costs and expenses:
Costs of sales	361,697	218,282
Operating expenses	58,144	39,254
General and administrative expenses	19,011	13,326
Depreciation and amortization	51,524	32,248
Total costs and expenses	490,376	303,110

Operating income	148,116	93,891

Affiliated interest expense	(21)	—
Interest income	73	20
Other income, net	1,381	880
Income before income tax expense	149,549	94,791

Income tax expense	1,740	833
Net income	$147,809	$93,958

See accompanying notes.

Lone Star NGL LLC
Consolidated Statement of Members’ Equity
(In thousands)

	Total	La Grange Acquisition, L.P.	Regency Midstream LLC
Balance at March 21, 2011 (Inception)	$—	$—	$—

Net income	93,958	65,771	28,187
Initial contributions from members	1,975,549	1,382,884	592,665
Contributions from members	175,336	122,735	52,601
Distributions to members	(149,119)	(104,383)	(44,736)

Balance at December 31, 2011	2,095,724	1,467,007	628,717

Net income	147,809	103,466	44,343
Contributions from members	1,144,804	801,363	343,441
Distributions to members	(227,569)	(159,298)	(68,271)

Balance at December 31, 2012	$3,160,768	$2,212,538	$948,230

See accompanying notes.

Lone Star NGL LLC
Consolidated Statements of Cash Flows
(In thousands)

	Year Ended December 31, 2012	Period from March 21, 2011 (Inception) to December 31, 2011
Cash flows from operating activities:
Net income	$147,809	$93,958
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	51,524	32,248
Provision for losses on accounts receivable	(503)	503
Lower of cost or market inventory adjustment	1,612	—
Deferred income taxes	20	(93)
Other non-cash	(601)	—
Changes in operating assets and liabilities:
Accounts receivable	(21,246)	32,701
Accounts receivable from related parties	(16,310)	(374)
Materials and supplies	(797)	710
Inventories	(37,539)	(4,683)
Exchanges receivable	(17,568)	—
Other current assets	1,319	(1,915)
Other assets	(1,436)	(24,457)
Accounts payable	22,521	(22,664)
Accounts payable to related parties	26,363	4,026
Accrued expenses and other current liabilities	(2,593)	(4,664)
Exchanges payable	9,281	534
Income taxes payable	796	926
Net cash provided by operating activities	162,652	106,756

Cash flows from investing activities:
LDH Energy Asset Holdings LLC acquisition, net of cash received	—	(1,944,318)
Additions to property, plant and equipment	(1,018,741)	(128,500)
Contributions in aid of construction costs	26,853	—
Proceeds from sale of assets	61	—
Net cash used in investing activities	(991,827)	(2,072,818)

Cash flows from financing activities:
Contributions from Members	1,069,130	2,150,885
Distributions to Members	(227,569)	(149,119)
Borrowings from related party	12,102	—
Net cash provided by financing activities	853,663	2,001,766

Net increase in cash and cash equivalents	24,488	35,704
Beginning cash and cash equivalents	35,704	—
Ending cash and cash equivalents	$60,192	$35,704
See accompanying notes.

Lone Star NGL LLC
Notes to Consolidated Financial Statements
(Tabular dollar amounts are in thousands)

1.	Business and Organization
Business
ETP-Regency Midstream Holdings, LLC (“ETP-Regency LLC”), a Delaware limited liability company, was formed on March 21, 2011 as a joint venture owned 70% by La Grange Acquisition, L.P., an indirect wholly owned subsidiary of Energy Transfer Partners, L.P. (“ETP”), and 30% by Regency Midstream LLC, an indirect wholly owned subsidiary of Regency Energy Partners LP (“Regency”). ETP and Regency are referred to herein collectively as the “Members”.
ETP-Regency LLC began operations on May 2, 2011 when it acquired all of the membership interest in LDH Energy Asset Holdings LLC (“LDH”), from Louis Dreyfus Highbridge Energy LLC (“Louis Dreyfus”)(subsequently renamed Castleton Commodities International, LLC) for approximately $1.98 billion in cash (the “LDH Acquisition”), including working capital adjustments (see Note 3). Subsequent to the closing of the LDH Acquisition, ETP-Regency LLC was renamed Lone Star NGL LLC (“Lone Star” or the “Company”).
Lone Star provides services in the midstream sector of the energy industry, which is the link between upstream exploration and production activities and downstream end-users. The Company is primarily engaged in the business of storing and transporting natural gas liquids (“NGLs”) and fractionation of NGLs and petrochemicals. Lone Star conducts its activities through its wholly owned operating subsidiaries, which are as follows:

•
Lone Star NGL Mont Belvieu LP owns and operates NGL, refined petroleum product and petrochemical storage capacity in underground salt dome caverns located in Mont Belvieu, Texas, as well as NGL pipelines located in Brazoria, Chambers and Harris Counties, Texas. Its pipeline system and associated interconnects tie the Mont Belvieu facility to refineries and petrochemical facilities along the upper Texas Gulf Coast. The Mont Belvieu facility also provides truck and rail car loading capacity. In addition, through interconnections with third party pipelines, natural gas liquids and refined petroleum products stored by the Mont Belvieu facility may be transported to the Midwest, Southeast and Northeast.

•
Lone Star NGL Fractionators LLC owns a fractionator, Fractionator I, at the Mont Belvieu facility that processes Y-grade NGLs into purity products, such as ethane, propane, normal butane, isobutane and natural gasoline. Lone Star Fractionators LLC began construction on a second fractionator, Fractionator II, at the Mont Belvieu facility in 2012 that will also process Y-grade NGLs into purity products. ETP will utilize a substantial amount of this fractionation capacity to handle NGL barrels it will deliver from its Jackson County, Texas processing plant. These projects will also include interconnectivity infrastructure to provide NGL suppliers and NGL markets with significant access to storage, other fractionators, pipelines and multiple markets along the Texas and Louisiana gulf coast. Lone Star completed construction of Fractionator I in December 2012 and expects to have Fractionator II in service by the fourth quarter of 2013.

Lone Star NGL LLC
Notes to Consolidated Financial Statements (continued)

1.	Business and Organization (continued)

•
Lone Star NGL Hattiesburg LLC owns and operates an underground NGL storage facility located in Petal, Mississippi. This storage facility also contains truck and rail loading racks, and drying equipment. The storage facility is principally used for the storage of propane and butane.

•
Lone Star NGL Pipeline LP owns and operates the West Texas Pipeline, an intrastate, NGLs pipeline system in Texas. Originating in west Texas, the pipeline gathers Y-grade NGL streams from various third party gas processing plants in the Permian Basin and Barnett Shale and transports such liquids to locations in East Texas, including Hull, Texas and the Mont Belvieu, Texas area. Through third party interconnections, this pipeline system also transports Y-grade NGL streams produced in the Rocky Mountain region. The West Texas Pipeline includes an underground liquid facility used for system balancing. In 2011, Lone Star began construction of the 570-mile Lone Star West Texas Gateway NGL Pipeline from Winkler county in west Texas to ETP’s processing plant in Jackson county Texas. Lone Star completed construction of the West Texas Gateway NGL Pipeline and placed it in service in December 2012.

•
Lone Star NGL Refinery Services LLC owns and operates two cryogenic refinery off-gas processing facilities, a fractionator and a pipeline connecting such facilities located along the Mississippi River corridor in South Louisiana. These plants process refinery off-gas from third party refineries and fractionate the resulting natural gas liquids and petrochemicals stream into its separate components.

•
Lone Star NGL Sea Robin LLC owns a 20% interest in a cryogenic gas processing facility that straddles the Sea Robin natural gas pipeline at Erath, Louisiana. Sea Robin is located directly adjacent to the Henry Hub and provides access to nine interstate and four intrastate natural gas pipelines.

•
Lone Star Marketing LLC generates revenue from the sale and delivery of NGL's produced by the fractionator and from open market purchases from third parties.  Sales may also include forward sales contracts.  In general, sales prices referenced in the contracts utilized within our NGL marketing activities are market-based and may include pricing differentials for such factors as delivery location.

Organization
Lone Star is operated under the terms of its limited liability company agreement. Under the terms of this agreement, Lone Star is managed by a board consisting of two board members who have equal voting rights. Each Member appoints one board member. Pursuant to the limited liability operating agreement, the Members have agreed to contribute to the Company, in proportion to their ownership interests, any capital contributions approved by the Company board by unanimous consent.

Lone Star NGL LLC
Notes to Consolidated Financial Statements (continued)

2.	Summary of Significant Accounting Policies
Consolidation
The consolidated financial statements presented herein include the accounts of the Company and its wholly owned subsidiaries and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). All significant intercompany transactions between the Company and its subsidiaries have been eliminated.
Lone Star owns an undivided interest in a cryogenic gas processing plant. Ownership of this facility has been structured as an ownership of undivided interest in assets, not as an ownership interest in a partnership, limited liability company, joint venture or other forms of entities. Each owner controls marketing and invoices separately, and each owner is responsible for any loss, damage or injury that may occur to their own customers. As a result, the Company applies proportionate consolidation for its interest in this facility.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, the accrual for and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses.
The NGL industry conducts its business by processing actual transactions at the end of the month following the month of delivery. Consequently, the most current month’s financial results for the storage, transportation and processing operations are estimated using volume estimates and contractual and market prices. Any differences between estimated results and actual results are recognized in the following month’s financial statements. Management believes that the estimated operating results represent the actual results in all material respects.
Some of the other significant estimates made by management include, but are not limited to, useful lives for depreciation and amortization, purchase accounting allocations and subsequent realizability of intangible assets, fair value measurements used in goodwill impairment tests, and contingency reserves. Actual results could differ from those estimates.
Revenue Recognition
Storage and pipeline transportation revenues are recognized when services are performed or products are delivered, respectively. Fractionation and processing revenues are recognized when product is either loaded into a truck or injected into a third party pipeline, which is when title and risk of loss pass to the customer.

Lone Star NGL LLC
Notes to Consolidated Financial Statements (continued)

2.	Summary of Significant Accounting Policies (continued)
Cash and Cash Equivalents
Cash and cash equivalents include all cash on hand, demand deposits, and investments with original maturities of three months or less. Lone Star considers each cash equivalent to include short-term, highly liquid investments that are readily convertible to known amounts of cash and that are subject to an insignificant risk of changes in value.
Lone Star places its cash deposits and temporary cash investments with high credit quality financial institutions. At times, its cash and cash equivalents may be uninsured or in deposit accounts that exceed the Federal Deposit Insurance Corporation insurance limit.
Non-cash supplemental cash flow information is as follows:

	Year Ended December 31, 2012	Period from March 21, 2011 (Inception) to December 31, 2011
Accrued capital expenditures	$138,338	$57,755
Contributions receivable from members	75,674	—
Accounts Receivable
Lone Star regularly reviews its trade accounts receivable balances for collectability in the event facts and circumstances indicate that the carrying amount may not be collectible and provides for any unrealizable amounts. Bad debt expense related to these receivables is recognized at the time an account is deemed uncollectible.
Inventories
Inventories consist primarily of refined petroleum products held in storage valued at the lower of cost or market utilizing the weighted-average cost method.
Exchanges
Exchanges consist of NGL delivery imbalances (over and under deliveries) with others. These amounts, which are valued at market prices or weighted average market prices pursuant to contractual imbalance agreements, turn over monthly and are recorded as exchanges receivable and exchanges payable on Lone Star’s consolidated balance sheets. These imbalances are generally settled by deliveries of NGLs, but may be settled in cash, depending on contractual terms.

Lone Star NGL LLC
Notes to Consolidated Financial Statements (continued)

2.	Summary of Significant Accounting Policies (continued)
Fair Value
The carrying amounts of cash and cash equivalents, accounts receivable and account payables approximate their fair value.
Property, Plant and Equipment
Property, plant and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Expenditures for maintenance and repairs that do not add capacity or extend the useful life are expensed as incurred. Expenditures to refurbish assets that extend the useful lives of the asset are capitalized and depreciated over the remaining useful life of the asset. Upon disposition or retirement of pipeline components or natural gas plant components, any gain or loss is recorded to accumulated depreciation. When entire pipeline systems, gas plants or other property and equipment are retired or sold, any gain or loss is included in Lone Star’s consolidated statements of operations.
Lone Star reviews property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If such review should indicate that the carrying amount of long lived assets is not recoverable, the Company reduces the carrying amount of such assets to fair value. No impairment of long-lived assets was required during the periods presented.
Goodwill
Goodwill is tested for impairment annually or more frequently if circumstances indicate that goodwill might be impaired. Lone Star’s annual impairment test is performed as of December 31. No goodwill impairment was recorded for the periods presented in these consolidated financial statements.
Intangible Assets
Intangible assets are stated at cost, net of amortization computed on the straight-line method. Lone Star eliminates from its balance sheet the gross carrying amount and the related accumulated amortization for any fully amortized intangible in the year they are fully amortized.
The Company reviews amortizable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If such review should indicate that the carrying amount of amortizable intangible assets is not recoverable, Lone Star reduces the carrying amount of such assets to fair value. No impairment of intangible assets was required during the periods presented in these consolidated financial statements.
Asset Retirement Obligation
Lone Star has determined that it is obligated by contractual or regulatory requirements to remove facilities or perform other remediation upon retirement of certain assets. Determination of the amounts to be recognized is based upon numerous estimates and assumptions, including expected settlement dates, future retirement costs, future inflation rates and the credit-adjusted risk-free interest rates. However, management was not able to reasonably measure the fair value of the asset retirement obligations as of December 31, 2012 and 2011 because the settlement dates are indeterminable. Lone Star will record an asset retirement obligation in the periods in which management can reasonably determine the settlement dates.

Lone Star NGL LLC
Notes to Consolidated Financial Statements (continued)

2.	Summary of Significant Accounting Policies (continued)
Contributions in Aid of Construction Costs
On certain of our capital projects, third parties are obligated to reimburse us for all or a portion of project expenditures. The majority of such arrangements are associated with pipeline construction and production tie-ins. Contributions in aid of construction costs (”CIAC”) are netted against our project costs as they are received and any CIAC which exceeds our total project costs is recognized as other income in the period in which it is realized.
Costs and Expenses
Costs of products sold include actual cost of NGLs sold. Operating expenses include all costs incurred to provide products to customers, including compensation for operations personnel, insurance costs, vehicle maintenance, advertising costs, purchasing costs and plant operations. General and administrative expenses include all company related expenses and compensation for executive, company and administrative personnel including the allocation from ETP discussed in Note 9.
Lone Star records the collection of taxes to be remitted to government authorities on a net basis.
Income Taxes
Lone Star is a limited liability company that has elected to be treated as a partnership for income tax purposes. Accordingly, no provision for federal or state income taxes has been recorded in the consolidated financial statements of Lone Star and the tax effects of Lone Star’s activities generally accrue to the Members. The income tax expense reflected on the statements of operations is for the Texas margins tax.

3.	Acquisitions
On May 2, 2011, Lone Star acquired all of the membership interest in LDH, from Louis Dreyfus for approximately $1.98 billion in cash, including working capital adjustments. Lone Star accounted for the LDH Acquisition using the acquisition method of accounting. The following table summarizes the assets acquired and liabilities assumed recognized as of the acquisition date:

Total current assets	$118,177
Property, plant and equipment	1,419,591
Goodwill	432,026
Intangible assets	81,000
Other assets	157
2,050,951

Total current liabilities	74,964
Non-current liabilities	438
75,402
Total consideration	1,975,549
Cash received	31,231
$1,944,318

Lone Star NGL LLC
Notes to Consolidated Financial Statements (continued)

3.	Acquisitions (continued)
Property, plant and equipment (and estimated useful lives) consists of the following:

Land	$30,759
Buildings and improvements (10 to 40 years)	3,123
Pipelines and equipment (20 to 65 years)	662,881
Natural gas liquids storage (40 years)	682,419
Linepack	704
Vehicles (3 to 20 years)	242
Furniture and fixtures (3 to 10 years)	49
Other (5 to 10 years)	8,526
Construction work-in-progress	30,888
Total property, plant and equipment	$1,419,591

4.	Inventories
Inventories consisted of the following:

	December 31,
	2012	2011
Ethane	$3,395	$2,389
Propane	12,568	81
Butanes	20,072	—
Natural gasoline	3,365	336
Ultra-low-sulfur diesel	1,452	637
Conventional gasoline	5,628	7,196
Other products	86	—
Total inventories	$46,566	$10,639

Lone Star NGL LLC
Notes to Consolidated Financial Statements (continued)

5.	Property, Plant and Equipment, Net
Property, plant and equipment consisted of the following:

	December 31,
	2012	2011
Land	$30,759	$30,759
Buildings and improvements (10 to 40 years)	5,923	4,915
Pipelines and equipment (20 to 65 years)	1,588,977	688,217
Right of way (20 to 65 years)	129,846	389
Natural gas liquids storage (40 years)	691,690	686,953
Linepack	704	704
Vehicles (3 to 20 years)	1,982	1,037
Furniture and fixtures (3 to 10 years)	49	49
Other (5 to 10 years)	7,566	8,549
Construction work-in-progress	238,588	183,955
	2,696,084	1,605,527
Less accumulated depreciation	(73,025)	(27,952)
Property, plant and equipment, net	$2,623,059	$1,577,575
Lone Star recognized $45.1 million and $28.0 million of depreciation expense for year ended December 31, 2012 and for the period from March 21, 2011 to December 31, 2011, respectively.

6.	Intangible Assets
Intangible assets were as follows:

	December 31,
	2012	2011
Customer relationships (3 to 15 years)	$81,000	$81,000
Less accumulated amortization	(10,739)	(4,295)
Intangibles, net	$70,261	$76,705

Lone Star NGL LLC
Notes to Consolidated Financial Statements (continued)

6.	Intangible Assets (continued)
Amortization expense related to intangible assets for the next five years is expected to be the following:

Years Ending December 31:
2013	$6,443
2014	5,318
2015	5,318
2016	5,318
2017	5,318

7.	Accrued Expenses and Other Current Liabilities
Accrued expenses and other current liabilities consisted of the following:

	December 31,
	2012	2011
Customer advances and deposits	$708	$695
Accrued capital expenditures	138,787	57,019
Accrued wages and benefits	3,161	2,525
Taxes other than income taxes	2,282	2,360
Other	1,063	4,787
Total accrued and other current liabilities	$146,001	$67,386

8.	Commitments and Contingencies
Commitments
Lone Star leases office space, automobiles, office equipment and other equipment under non-cancellable operating leases that have expiration dates extending through January 2017. Aggregate rent expense for the year ended December 31, 2012 and for period from March 21, 2011 (inception) to December 31, 2011 was $1.0 million and $0.8 million, respectively.

Lone Star NGL LLC
Notes to Consolidated Financial Statements (continued)

8.	Commitments and Contingencies (continued)
Future minimum lease payments under such leases with lease terms in excess of one year as of December 31, 2012, are as follows:

2013	$163
2014	160
2015	112
2016	61
2017	5
$501
NGL Pipeline Regulation
Lone Star has interests in NGL pipelines located in Texas. The company believes that these pipelines do not provide interstate service and that they are thus not subject to the jurisdiction of the FERC under the Interstate Commerce Act (“ICA”) and the Energy Policy Act of 1992. Under the ICA, tariffs must be just and reasonable and not unduly discriminatory or confer any undue preference. Lone Star cannot guarantee that the jurisdictional status of its NGL facilities will remain unchanged; however, should they be found jurisdictional, the FERC’s rate-making methodologies may limit its ability to set rates based on its actual costs, may delay or limit the use of rates that reflect increased costs and may subject the Company to potentially burdensome and expensive operational, reporting and other requirements. Any of the foregoing could adversely affect Lone Star’s business, revenues and cash flow.
Litigation and Contingencies
Lone Star may, from time to time, be involved in litigation and claims arising out of its operations in the normal course of business. Serious personal injury and significant property damage can arise in connection with the transportation, storage or use of NGLs. In the ordinary course of business, Lone Star is sometimes threatened with or named as a defendant in various lawsuits seeking actual and punitive damages for product liability, personal injury and property damage. The Company maintains liability insurance with insurers in amounts and with coverage and deductibles management believes are reasonable and prudent, and which are generally accepted in the industry. However, there can be no assurance that the levels of insurance protection currently in effect will continue to be available at reasonable prices or that such levels will remain adequate to protect Lone Star from material expenses related to product liability, personal injury or property damage in the future.

Lone Star NGL LLC
Notes to Consolidated Financial Statements (continued)

8.	Commitments and Contingencies (continued)
Lone Star is a party to various legal proceedings and regulatory proceedings incidental to its businesses. For each of these matters, Lone Star evaluates the merits of the case, the exposure to the matter, possible legal or settlement strategies, the likelihood of an unfavorable outcome and the availability of insurance coverage. If it is determined that an unfavorable outcome of a particular matter is probable and can be estimated, Lone Star accrues the contingent obligation, as well as any expected insurance recoverable amounts related to the contingency. As of December 31, 2012 and 2011, accruals of approximately $0 and $3.3 million, respectively, were reflected on the balance sheet related to these contingent obligations.
The outcome of these matters cannot be predicted with certainty and there can be no assurance that the outcome of a particular matter will not result in the payment of amounts that have not been accrued for the matter. Furthermore, Lone Star may revise accrual amounts prior to resolution of a particular contingency based on changes in facts and circumstances or changes in the expected outcome.
No amounts have been recorded in the consolidated balance sheets for contingencies and current litigation, other than amounts disclosed herein.

9.	Related Party Transactions
ETP is the operator of Lone Star; therefore, the employees of ETP perform services for its operations. Lone Star reimburses ETP for all costs related to these employees. For the year ended December 31, 2012 and for the period from March 21, 2011 to December 31, 2011, Lone Star paid $18.7 million and $11.6 million, respectively, for these services.
ETP has an agreement to provide Lone Star with various general and administrative services. For the year ended December 31, 2012 and for the period from March 21, 2011 to December 31, 2011, Lone Star paid $15.5 million and $7.1 million, respectively, in management fees related to these services.
Lone Star provides subsidiaries of ETP and Regency with certain NGL, storage and transportation services. For the year ended December 31, 2012, Lone Star recorded revenue of $58.1 million and $10.0 million related to transactions with ETP and other affiliates, respectively. For the year ended December 31, 2012, Lone Star recorded costs of sales of $0.2 million related to transactions with ETP. For the period from May 2, 2011 to December 31, 2011, Lone Star recorded revenue of $33.7 million and $0.2 million related to transactions with ETP and Regency, respectively.

Lone Star NGL LLC
Notes to Consolidated Financial Statements (continued)

9.	Related Party Transactions (continued)
The following table summarizes the related party balances on Lone Star’s consolidated balance sheet:

	December 31,
	2012	2011
Accounts receivable from related parties:
ETP (1)	$67,989	$35
Regency (2)	23,227	281
Other	1,142	58
Total accounts receivable from related parties	$92,358	$374

Accounts payable to related parties:
ETP (3)	$54,969	$3,864
Regency	407	—
Other	13	162
Total accounts payable to related parties	$55,389	$4,026

Net imbalance - Other	$—	$475

Note payable to ETP (4)	$12,102	$—

(1)	Includes a contribution receivable from ETP of $53.0 million as of December 31, 2012.

(2)	Includes a contribution receivable from Regency of $22.7 million as of December 31, 2012.

(3)	Includes $25.0 million due to ETP related to a pipeline capacity lease and $20.8 million related to product purchases occurring in December 2012.

(4)	Lone Star may borrow up to $100 million under an intercompany revolving loan agreement with ETP that accrues interest equal to the 3-month London interbank offer rate plus 1.5%.

10.	Major Customers
During the year ended December 31, 2012, Lone Star had revenues from three non-affiliated customers of approximately $325 million. During the period from March 21, 2011 to December 31, 2011, Lone Star had revenues from three non-affiliated customers of approximately $310 million. Revenues from each of these three customers were over 10% of Lone Star’s total revenues for the period.

11.	Subsequent Events
Subsequent events have been evaluated through March 1, 2013, the date the financial statements were available to be issued.